Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

April 12, 2010

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that total production at its three mines in Mexico for the first quarter ending March 31, 2010 increased to a new Company record of 1,619,403 equivalent ounces of silver, representing a 30% increase over the prior quarter production and a 56% increase over the first quarter of 2009 production.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 12, 2010

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	April 12, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Production Increases by 30% to 1,619,403 Equivalent Ounces Silver

Highlights

  Equivalent silver production increases 30% to a quarterly record of 1,619,403 ounces
  Silver production increases 28% to a quarterly record of 1,409,825 ounces
  Lead production increases 61% to a quarterly record of 2,542,071 pounds
  Gold production increased 22% to a quarterly record of 857 ounces
  The total processed tonnage in the quarter increased 34% to a record 337,110 tonnes

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its three mines in Mexico for the first quarter ending March 31, 2010 increased to a new Company record of 1,619,403 equivalent ounces of silver, representing a 30% increase over the prior quarter production and a 56% increase over the first quarter of 2009 production (See Production Details Table below).

The total equivalent silver production for the quarter consisted of 1,409,825 ounces of silver, representing a 28% increase from the prior quarter, 2,542,071 pounds of lead representing a 61% increase from the previous quarter, and 857 ounces of gold, representing an increase of 22% compared to the previous quarter.

The total ore processed during the quarter at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 337,110 tonnes milled representing a 34% increase over the previous quarter.

As announced on April 8, 2010, the new La Encantada cyanidation plant was deemed commercially operating effective April 1, 2010. Therefore, all production, revenues and operating costs associated with the new mill were capitalized in the first quarter. Effective April 1, 2010, all revenues and costs will be treated as normal course operations and recorded in the Company’s income statement rather than being capitalized as pre-production, or pre-operating. For the first quarter, ending March 31st, noncommercial production includes 261,193 ounces of silver in the form of precipitates produced at the La Encantada cyanidation plant.

The average head grade in the quarter for the three mines increased by 8% over the previous quarter to 253 g/t of silver. The combined recoveries of silver increased from 65% to 66% in the quarter. Noncommercial production was not taken into account when calculating head grades or recoveries.

Production Details Table:

	Quarter Ended March 31, 2010	Quarter Ended December 31, 2009	% Change +/-
Total Ore processed/tonnes milled	337,110	251,258	34.2%
Commercial Ore processed/tonnes milled	212,602	212,412	0.1%
Total production - ounces of silver eqv.	1,619,403	1,249,568	29.6%
Commercial production - ounces of silver eqv.	1,357,447	1,181,542	14.9%
Total Silver ounces produced	1,409,825	1,103,840	27.7%
Commercial silver ounces produced	1,148,632	1,036,137	10.9%
Total Pounds of lead produced	2,542,071	1,574,819	61.4%
Commercial pounds of lead produced	2,542,071	1,574,791	61.4%
Total Gold Ounces produced	857	701	22.3%
Commercial Gold ounces produced	845	696	21.4%

Other Developments

The Company’s underground development in the first quarter consisted of 5,100 metres, compared to 5,265 metres completed in the previous quarter. There was 308 meters of diamond drilling completed in the quarter which consisted of definition drilling to assist in mining activity and Reserve definition in the Company’s three mines.

At the La Encantada Silver Mine:

  The new 3,500 tpd cyanidation mill achieved commercial production effective April 1, 2010. Commencing in the second quarter, all revenues and associated operating costs will treated as commercial rather than being capitalized.
  Throughput is currently running at approximately 2,700 tpd and is expected to reach full production later this quarter.

At the La Parrilla Silver Mine:

  The completion of development of a new three kilometre ramp at the Quebradillas mining area has now reached a large volume, higher grade ore body that was discovered by drilling in 2006. This large sulphide area will now allow for increased production and the eventual future expansion of the La Parrilla mill including the future production of zinc concentrates.

At the San Martin Mine:

  Exploration via short hole drilling into the footwall and hanging wall has shown success with the discovery of the new San Pedro area. The discovery of similar structures is anticipated to continually provide additional oxide resources.
  The 2009 surface exploration program defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 g/t of Ag on surface. The access road to this newly discovered vein began in the first quarter and is expected to be completed before summer. This exploration is a high priority target which is scheduled to be drilled in the second half of 2010.

At the Del Toro Project:

  In January 2010 the ‘Change of Use of Land Permit’ for a new Flotation Plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation expected later this year.

At the Real de Catorce Mine:

  After the acquisition on November 13, 2009 of the historically famous Real de Catorce silver mine in the Mexican State of San Luis Potosi, the Company completed all the ownership transfer of the mining claims and the Mexican subsidiary Minera Real Bonanza. The Company is now preparing a plan to reconfirm the geologic information and to start the future activities in this very large silver mining district.

Mr. Keith Neumeyer stated; “I am very pleased with our team’s efforts and accomplishments during the first quarter of 2010. The completion of the La Encantada construction is obviously a key milestone and production levels at our La Parrilla and San Martin mines have exceeded budget for three consecutive quarters. So far, we’re all very pleased that 2010 is shaping up to be a very good year for First Majestic.”

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“Signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.